

05040423

COMMISSION
549

VF 3-24-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercator Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1298 Prospect Street
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yaman Sencan (858) 456-3928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, 3rd Floor San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Yaman Sencan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercator & Associates, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego
On 2/23/2005 before me, Ramona Khyrolomoor, Notary Public
personally appeared Yaman Sencan
proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/them authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
WITNESS my hand and official seal.

Signature of Notary Public

Signature

PRESIDENT

Title


OFFICIAL SEAL
RAMONA KHYROLOMOOR
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1377760
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

CONTENTS

SUPPLEMENTARY INFORMATION



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Mercator & Associates
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Mercator & Associates (A Delaware Limited Liability Company) as of December 31, 2004 and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercator & Associates (A Delaware Limited Liability Company) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 -13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 24, 2005

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets	
Cash	$ 50,409
Prepaid expenses	4,227
Employee advances	1,000
Total current assets	55,636
Fixed assets	
Furniture, fixtures and equipment	14,209
Leasehold improvements	945
	15,154
Less: accumulated depreciation	(936)
Fixed assets, net	14,218
Other assets	
Security deposit	7,000
Total other assets	7,000
Total assets	$ 76,854

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 500
Accrued expenses	6,400
Total liabilities	6,900
Members' equity	69,954
Total liabilities and members' equity	$ 76,854

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenue	$ -
Operating expenses	
Legal and accounting	19,916
Information services	11,219
Office expense	5,082
Professional fees	4,500
Rent	4,000
Salaries	3,333
Insurance	1,159
Building repairs	945
Depreciation	936
Regulatory fees	863
Taxes and licenses	800
Parking	600
Payroll taxes	529
Telephone	455
Postage and delivery	145
Miscellaneous	144
Total operating expenses	54,626
Net loss	$ (54,626)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Bella International, Ltd.	Lynn Challenger	Daniel Wong	Elan Acquisitions LLC	Total
Beginning balance	$ (13,618)	$ (12,255)	$ (1,362)	$ -	$ (27,235)
Contributions	2,731	22,072	11,334	120,957	157,094
Distributions	-	-	-	(5,279)	(5,279)
Net loss	(4,451)	(4,006)	(445)	(45,724)	(54,626)
Redistribution of equity among partners	15,338	(5,811)	(9,527)	-	-
Ending balance	$ -	$ -	$ -	$ 69,954	$ 69,954

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (54,626)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation and amortization	936
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Prepaid expenses	(4,227)
Security deposits	(7,000)
Employee advances	(1,000)
Increase/(decrease) in liabilities:	
Accounts payable	500
Accrued expenses	(5,100)
Retirement plan contribution payable	(29,942)
Deposit held for third party	(34,000)
Net cash used for operating activities	(134,459)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(15,154)
Net cash used for investing activities	(15,154)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	157,094
Members' distributions	(5,279)
Net cash provided by financing activities	151,815
Net increase in cash	2,202
Cash at beginning of year	48,207
Cash at end of year	$ 50,409

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1 - THE COMPANY

Mercator & Associates (the Company) was formed on March 29, 2001 and organized in Delaware on April 11, 2001 as a limited liability company. The company will cease to exist on January 1, 2052 unless dissolved earlier by the members. The Company was registered as a limited liability company in the state of California on April 13, 2001 and is now based in San Diego, California. The Company's primary activity is to act as an independent agency-based equity and options broker. Purchase and sales orders are received from global institutional customers and commissions are earned from the execution of the orders.

On October 10, 2001 Mercator & Associates became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on October 11, 2001.

On January 7, 2004, the members entered into an agreement to sell 20% of their interest in Mercator & Associates to Elan Acquisitions, LLC. On December 9, 2004, upon the approval of the Company's rule 1017 application by the NASD, the remaining 80% of the members' interest was transferred to the purchaser, and as of December 31, 2004, Elan Acquisitions, LLC was the sole member of the LLC. After ceasing trading activity in July 2003 throughout the transfer of ownership, trading activity commenced again at the new office in San Diego in February 2005.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for taxes has been provided for in these financial statements.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, fixtures and equipment and leasehold improvements are valued at cost. Depreciation is calculated on a straight-line basis using an estimated useful life of three to seven years.

3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $43,509 which was $38,509 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.6 to 1.

The Company ceased trading activity from July 2003 to January 2005.

4 - MEMBERS' EQUITY

Losses accumulated prior to the transfer of ownership were allocated on a specified percentage of income before guaranteed payments, commissions and retirement plan contributions. All profits and losses after the transfer of ownership have been allocated to the sole remaining member.

5 - LEASES

The Company leases office space in San Diego under a one-year lease that commenced on October 1, 2004. This lease contains the option to renew for a one-year period at the end of each year.

Future minimum lease payments for 2005 are $18,113. Office rent expense for the year ended December 31, 2004 was $4,000.

SUPPLEMENTARY INFORMATION

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	69,954
Less: non-allowable assets		
Prepaid expenses		4,227
Fixed assets, net		14,218
Due from affiliate		1,000
Security deposit		7,000
		26,445
Net capital before haircuts on securities positions		43,509
Haircuts on securities		-
Net capital	$	43,509

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	460
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Excess net capital	$	38,509
Excess net capital at 1000%	$	42,819

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	6,900
Percentage of aggregate indebtedness to net capital		15.86%

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

Not applicable

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Per original filing	$	47,864
Audit adjustments;		
To adjust checking account to proper balance		2,045
To accrue professional fees		(1,400)
To accrue audit fees		(5,000)
Per this filing	$	43,509

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2004

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

MERCATOR & ASSOCIATES
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2004



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Mercator & Associates
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Mercator & Associates (A Delaware Limited Liability Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Scott B. Price
Certified Public Accountant
San Francisco, California

February 24, 2005